Exhibit 12.1

Live Nation Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

	Year Ended December 31,
	2014	2013	2012	2011	2010
(in thousands, except ratio)
Loss from continuing operations before income taxes	$(99,820)	$(5,137)	$(132,161)	$(96,627)	$(188,654)
Equity in earnings (loss) of nonconsolidated affiliates	4,166	856	9,921	7,742	4,928
Loss before income taxes, equity in earnings of nonconsolidated affiliates and cumulative effect of a change in accounting principle	(95,654)	(5,993)	(142,082)	(104,369)	(193,582)
Dividends and other received from nonconsolidated affiliates	—	—	—	—	—
Total earnings	(95,654)	(5,993)	(142,082)	(104,369)	(193,582)
Fixed charges:
Interest expense	106,312	111,659	123,740	120,414	116,527
Amortization of loan fees *	—	—	—	—	—
Interest portion of rentals	54,495	56,921	50,825	45,046	44,806
Total fixed charges	160,807	168,580	174,565	165,460	161,333
Preferred stock dividends	—	—	—	—	—
Total fixed charges	160,807	168,580	174,565	165,460	161,333
Total earnings available for payment of fixed charges	$65,153	$162,587	$32,483	$61,091	$(32,249)
Ratio of earnings to fixed charges	0.41	0.96	0.19	0.37	(0.20)
Deficiency of earnings to fixed charges	(95,654)	(5,993)	(142,082)	(104,369)	(193,582)
Interest portion of rentals	35%	35%	35%	35%	35%
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*	Amortization of loan fees is included in interest expense